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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: IVP SECURITIES, LLC
NN: IVP Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 PARK AVENUE, 14th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OLIVER EBERSTADT, 1-212-308-0940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAY GOLDBURD, CPA
(Name – *if individual, state last, first, middle name*)

49 WEST 45th STREET (Address) NEW YORK (City) NY (State) 10036 (Zip Code)



MAR 07 2005

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4-11-2005

4/9

OATH OR AFFIRMATION

I, OLIVER EBERSTADT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVP SECURITIES, LLC, as of February 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO, OLIVER EBERSTADT

Title



Notary Public

Eric R. Carlson
Notary Public, State of New York
NO #02CA6008000
Qualified in Nassau County
My Commission Expires 6/22/06

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH. D.C.
213
SECTION

IVP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

TABLE OF CONTENTS

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

JACOB GOLDBURD, CPA
LOUIS LOKETCH, CPA
JOEL KAMMET, CPA
RIVKY RABINOWITZ, CPA

49 West 45th Street, New York, NY 10036
Telephone (212) 302-8970
(212) 869-2316
Facsimile (212) 869-1140

Independent Auditor's Report

To the Members
IVP Securites, LLC

We have audited the accompanying statement of financial condition of IVP Securites, LLC , as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IVP Securities, LLC, as of December 31, 2004, in conformity with accounting principles, generally accepted in the United States of America.



February 28, 2005

IVP SECURITIES, LLC

Statement of Financial Condition

December 31, 2004

Current Assets		
Cash	$	8,556
Total Current Assets		8,556
Total Assets	$	8,556
Current Liabilities		
Accounts Payable	$	749
Total Current Liabilities		749
Members' Equity		
Members' Equity		7,807
Total Liabilities and Members' Equity	$	8,556

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

1. PRINCIPAL BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

IVP Securities, LLC was formed June 27, 2001 as a limited liability company under the laws of the state of New York. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (The "NASD"). On or about September 6, 2001, International Venture Partners, LLC requested approval of a change of ownership and control of its securities business to IVP Securities, LLC (''IVP Securities"), a wholly-owned affiliate of IVP, to separate the expenses of IVP's non securities business (such as consulting, advisory services, regional events and conferences) from the securities business. The NASD approved the application on March 21, 2002.

The Company is an introducing broker- dealer and is exempt from the provisions of rule 15c 3-3, as the only activity, as a broker, is for soliciting subscriptions for private placement. As such, the Company does not hold funds or securities for any securities customer.

2. COMMITMENTS:

On January 1, 2003 the Company entered into an expense sharing agreement with International Venture Partners, LLC (the parent company) to share all expenses. On April 1, 2003, this agreement was modified so that the Company was to pay $1,166.66 per month for specific expenses, along with additional expenses that were to be shared. On July 1, 2003, the agreement was modified to share all expenses. On October 1, 2003 the agreement was modified so that the company was to pay $550.00 per month for specific expenses, along with additional expenses that were to be shared. On March 1, 2004, the Company entered into an expense-sharing agreement with Eberstadt & Grutschus, Inc. The Company agreed to pay $1,000 per month for office space, secretarial, phone usage, fax machine and receipt usage. In addition, all other expenses are to be billed on a proportionate basis. This was modified on July 1, 2004 to $250.00 per month.

3. INCOME TAXES:

The Company is a single member limited liability company, owned by International Venture Partners, LLC, therefore, the Company is not liable for federal and state income taxes.

4. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2004 the Company had net capital of $7,807, which exceeded its requirement by $2,807.